AM 9/13/2004

cm 9/3

04019867

SECI)MMISSION)

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...... 12.00

SEC MAIL PROCESSING RECEIVED AUG 3 0 2004 WASH, D.C. 185 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 North Moore Street, Suite M1E
(No. and Street)

Arlington, VA 22209-1903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Meg Goodman (301) 652-1616 ext. 2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.
(Name – *if individual, state last, first, middle name*)

11710 Plaza America Drive, Suite 300, Reston, VA 20190
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/9/16

OATH OR AFFIRMATION

I, Meg Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Montgomery
State of Maryland
Sworn to and subscribed before me this 26
day of August, 2004.
Witness my hand and official seal.
John J. McGuire, Notary Public
1/10/07

Notary Public

Meg Goodman
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

GIT Investment Services, Inc.

Statement of Financial Condition

As of June 30, 2004
with Report of Independent Auditors

SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2004
WASH. D.C. 185 SECTION

GIT Investment Services, Inc.

Statement of Financial Condition

June 30, 2004

Contents

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Auditors

Board of Directors
GIT Investment Services, Inc.

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the Corporation) as of June 30, 2004. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of GIT Investment Services, Inc. at June 30, 2004 in conformity with accounting principles generally accepted in the United States.

Johnson Lambert & Co.

Reston, Virginia
July 29, 2004

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD ◦ BURLINGTON, VT ◦ CHARLESTON, SC ◦ RALEIGH, NC ◦ RESTON, VA

GIT Investment Services, Inc.

Statement of Financial Condition

June 30, 2004

Assets		
Cash and cash equivalents	$	318,316
Deposits with clearing broker		50,000
Fees receivable		12,670
Prepaid pension costs		24,652
Total assets	$	405,638
Liabilities and stockholders' equity		
Liabilities:		
Due to clearing broker	$	7,838
Due to affiliate		14,952
Total liabilities		22,790
Stockholders' equity:		
Common stock, $1 par value; 50,000 shares authorized; 26,880 shares issued and outstanding		26,880
Additional paid-in capital		241,920
Retained earnings		114,048
Total stockholders' equity		382,848
Total liabilities and stockholders' equity	$	405,638

See notes to the financial statements.

GIT Investment Services, Inc.

Notes to Financial Statements

June 30, 2004

1. Organization

GIT Investment Services, Inc. (the Corporation) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Corporation provides security brokerage services primarily to individual investors. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Arlington, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB.

2. Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2004, 99.5% of the balance of cash and cash equivalents represents amounts invested in the Federated Prime Cash Series money market fund held through FiServ Securities, Inc. (FiServ).

Commissions and Fees

The Corporation earns commissions from the brokerage of security transactions on behalf of its customers and certain fees from bank deposit brokerage activities. The Corporation records commissions and related expenses from brokerage transactions and revenues from deposit fees, when commissions and service fees are earned. Commissions and related expenses on securities transactions are recognized on a trade-date basis.

Web Site Development Costs

The Corporation accounts for costs incurred in developing its web site or other internal use software systems in accordance with the provisions of the American Institute of Certified Public Accountants SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. The Corporation's policy is to amortize capital costs over the estimated useful life of the software, or one year. Amortization expense for the year ended June 30, 2004 was $5,833.

3. Clearing Agreement

The Corporation acts as an introducing broker in the execution of security transactions on behalf of its customers. Under an agreement with FiServ, the cash and margin brokerage accounts of the Corporation's customers are carried by Fiserv on a fully disclosed basis. The clearing agreement also provides that Fiserv shall perform certain other services relating to clearing and maintaining customer accounts.

Pursuant to this agreement, the Corporation is required to maintain a minimum deposit of $50,000, to secure obligations related to the execution of securities transactions. The agreement may be terminated by either party upon 60 days' prior written notice.

4. Income Taxes

The Corporation is an S Corporation for tax purposes as defined in Subchapter S of the Internal Revenue Code. Generally an S Corporation is not subject to income taxes but rather items of income, gains, losses, deductions and credits pass through to the corporation's stockholders in determining their individual tax liabilities. Accordingly, the Corporation has no provision for income taxes.

5. Related Party Transactions

The Corporation shares certain facilities and personnel with Presidential Bank and BFCC. Under an agreement between BFCC and the Corporation, BFCC also provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others. The amounts paid by the Corporation to Presidential Bank for shared facilities include any direct costs incurred by the Corporation plus an allocable portion of rent, utilities and other related costs incurred by Presidential Bank as a result of the joint occupancy, plus an amount equal to 15% of the total of all direct and allocable costs. The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation among the Corporation, BFCC and Presidential Bank, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. However, pursuant to applicable banking regulations, Presidential's board of directors has made a good faith determination that Presidential's arrangements for shared facilities with the Corporation are consistent with those that would apply to unaffiliated entities.

For the year ended June 30, 2004, the Corporation incurred expenses paid by BFCC of $252,114 and an administrative service fee paid to BFCC of $10,084.

5. Related Party Transactions (Continued)

Under the arrangement to share facilities with Presidential Bank, the Corporation expects to make payments through the duration of Presidential's current office lease through October 2008. For the year ended June 30, 2004, total rent expense incurred under the arrangement with Presidential Bank was $23,995.

Expected future minimum payments to Presidential Bank approximate the following for the years ending June 30:

2005	$ 17,400
2006	17,800
2007	18,200
2008	18,700
2009	6,300
Total	$ 78,400

The Corporation's agreement to share facilities with Presidential Bank and to the make foregoing payments is cancelable by either party upon 30 days written notice to the other party.

At June 30, 2004, the Corporation had $1,300 on deposit with Presidential Bank, a federally insured depository institution. Interest income earned on this deposit was immaterial.

6. Pension Plan

Substantially all full-time employees of the Corporation are eligible to participate in the BFCC Employee Retirement Plan (the Plan). Under the Plan, the Corporation makes contributions of 4% of compensation up to the social security wage base and 8% of any wages over the social security wage base up to $100,000 per year. Employees vest in contributions made by the Corporation after three years. Substantially all full-time employees of the Corporation are also eligible to participate in the BFCC 401(k) Plan. Employees may contribute to the plan and the Corporation makes matching contributions of up to 4% of annual compensation. Employees vest in contributions made by the Corporation after two years of employment. Forfeitures of matching contributions made by the Corporation are eligible for refund or offset against future matching contributions of the Corporation, five years from the date of forfeiture.

At June 30, 2003, past forfeitures of $24,652 are available to the Corporation for offset against the payment of future matching contributions. Such amounts have been recorded as a prepaid asset in the accompanying statement of financial condition. During 2003 forfeitures were used to offset current pension expense.

7. Regulatory Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, as amended (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Corporation had net capital of $338,181 which was $88,181 in excess of its required net capital of $250,000 and a ratio of aggregate indebtedness to net capital of 0.07 to 1.

The Corporation is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, to maintain a special reserve bank account, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

The Corporation has no liabilities which are subordinated to claims of general creditors.

The Corporation does not receive payment for order flow.